Faegre Drinker Biddle & Reath LLP
2200 Wells Fargo Center
90 S. Seventh Street
Minneapolis, Minnesota 55402
+1 612 766 7000 main
+1 612 766 1600 fax

By EDGAR

May 6, 2021

Nudrat Salik

Brian Cascio

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:        Miromatrix Medical Inc.

Draft Registration Statement on Form S-1

Submitted March 29, 2021

CIK No. 0001527096

Dear Mr. Salik and Mr. Cascio:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Nudrat Salik and Brian Cascio, dated April 26, 2021 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 submitted confidentially to the Securities and Exchange Commission on March 29, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

May 6, 2021

Prospectus Summary

Overview, page 1

1.	We note your statement here and on page 75 that you have generated human clinical data to demonstrate the safety of your decellularized porcine liver scaffold. Please revise your disclosure to clarify, if true, that this safety data was obtained from your clinical studies of Miromesh and Miroderm, rather than from studies or trials of a bioengineered human organ.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 1 and 77, which now indicate that this safety data was obtained from the Company’s clinical studies of Miromesh and Miroderm.

Our Strengths, page 3

2.	We note your statements here and on page 80 that you have proven perfusion decellularization technology. Please revise to clarify that the marketing approval process for a BLA differs significantly from the approval process for medical devices and that there is no guarantee that (i) you will be able to leverage the approvals for Miroderm and Miromesh in seeking marketing approvals for your bioengineered organs or (ii) the FDA will deem your technology to be safe or effective for the purpose of developing bioengineered organs.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 3 and 82, which have been revised to indicate that because the marketing approval process for a BLA differs from that for medical devices, there is no guarantee that (i) we will be able to obtain marketing approvals for our product candidates, or (ii) the FDA will deem our technology safe or effective.

3.	We note your statement here and on page 80 that you have demonstrated the "potential efficacy" of your recellularization technology. "Efficacy" is a determination that is solely within the purview of the FDA and foreign regulators. Please revise your statement to remove any implication that your preclinical studies have demonstrated efficacy.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 3 and 82, which have now been revised to no longer refer to efficacy.

4.	We note your statements here and on page 81 describing your patent portfolio. Please revise to include the expiration dates of your patents.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 4 and 84, which now indicate the expiration date of our patents.

May 6, 2021

Our Growth Strategy, page 4

5.	We note your references here and on page 81 to your "technology leadership position". Please revise your disclosure to explain the basis for this claim.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 4 and 84, which no longer indicate that the Company has a technology leadership position.

6.	We note your statement here and on page 82 that you intend to "rapidly advance" the clinical development of your products. Please remove these statements or revise to provide appropriate balance and context so that these statements do not imply that you will be successful in developing and progressing your products in a rapid or accelerated manner.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 4 and 84, which no longer indicate that the Company intends to “rapidly advance” the clinical development of its products.

7.	We note your statements in this section and on page 82 that you intend to pursue an efficient regulatory pathway and that you intend to leverage your experience with the Miroderm and Miromesh products to efficiently advance your organ programs. Please balance this disclosure to reflect your disclosure on pages 14-15 that (i) you will need to obtain an exemption from the FDA for the cGTP prohibition against pooling cells from two or more donors during manufacturing and (ii) that the FDA could view your bioengineered organs as combination products.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 4 and 84, where the Company has balanced the disclosure to reflect that we will need to obtain an exemption from the FDA for the cGTP prohibition against pooling cells from two or more donors during manufacturing and to reflect that the FDA could view our bioengineered organs as combination products.

Implications of Being an Emerging Growth Company, page 6

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copes of the communications.

Company Response: To the extent the Company engages in any “testing the waters” meetings in reliance on Section 5(d), the Company will provide the Staff with copies of all written communications used in such meetings.

May 6, 2021

Use of Proceeds, page 54

9.	We note the use of proceeds to fund research and development activities and for expenditures related to a new facility. Please revise to specify how far the proceeds of the offering will take the Company in (i) research and development, including whether the proceeds will be sufficient to complete any clinical trials and (ii) developing the new facility. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 55, which now includes a placeholder for how long the proceeds will be able to fund the Company’s research and development through, and which now states that the proceeds will be sufficient to fund the full construction of the manufacturing facility. Once we input the estimated proceeds from the offering in the Registration Statement, we will input a date through which the proceeds will fund the Company’s research and development activities.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 66

10.	The end of the second paragraph in this section appears to contemplate that the timing and amount of your operating expenditures will depend on various factors, but no such factors are listed. Similarly, the end of your third paragraph references an estimate that is based on assumptions that may prove to be wrong, but no such estimate appears in the preceding disclosure. Please revise to clarify your disclosure.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 67 and 68, which now includes (i) factors that could influence the timing and amount of our operating expenditures, and (ii) and the requested estimate.

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 70

11.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Company Response: The Company will provide a “cheap stock letter” once it has an estimated offering price or range, explaining how the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price.

May 6, 2021

Business, page 75

12.	Please revise to explain the pictures presented on pages 77, 78, 83 and 88. In this regard, it should be clear whether these pictures depict a prototype of your product(s) or something else. Also, revise page 78 to explain what is shown in each of the three pictures and tell us whether they depict a clinical trial.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 79, 80, 86 and 90, which now have revised descriptions, which indicate what each picture depicts, specifically indicating that each picture is not a prototype of the Company’s product candidates. Further, page 78 now indicates that the pictures were not taken during a clinical trial.

13.	Please revise to identify the publications and studies referenced in the second paragraph on page 78.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 80, which now references the applicable publications and studies.

Our Growth Strategy, page 81

14.	We note your statement that you believe that your technology will yield "best-in-class" functionality. This term suggests that your product candidates are effective and likely to be approved. Please revise your disclosure to remove this term or, alternatively, revise to explain the term and provide context so that the disclosure does not make these suggestions.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 84, which no longer indicates that the Company’s technology will yield “best-in-class” functionality.

Product Pipeline, page 83

15.	Please revise your pipeline chart to include separate columns for Phase 1, Phase 2 and Phase 3 trials. We also note that the arrow for the External Assist Liver is drawn nearly to the end of the IND-Enabling Study column, but your disclosure on page 85 indicates that you will need to initiate further IND-Enabling Studies later in 2021 or early in 2022 to support an IND. Please revise the arrow in your pipeline chart to reflect the External Assist Liver's current development status.

May 6, 2021

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page 85, where the product pipeline graphic has been revised to include separate columns for Phase 1, Phase 2 and Phase 3, and which now accurately reflects the External Liver Assist Product’s current development status.

Collaborations and Partnerships, page 91

16.	Please revise your description of the Mayo Clinic, Mount Sinai and Texas Heart Institute agreements described in this section to:

•	quantify all payments made to date;

•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;

•	disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;

•	disclose the expiration date; and

•	describe any termination provisions.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 95-96, which now include the information requested by the Staff, as applicable, regarding the license agreement with the Mayo Clinic, the collaboration agreement with Mount Sinai, and the sub-license agreement with Texas Heart Institute. All agreements have been filed as exhibits to the Registration Statement.

17.	Your disclosure on page 76 indicates that you have an exclusive license agreement with the University of Minnesota and your disclosure on page 94 indicates that you exclusively license U.S. and foreign patents. Please revise this section to disclose the terms of all material license agreements. In your description of the terms of these agreements, please:

•	include each parties' rights and obligations under the agreement;

•	quantify all payments made to date;

•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;

•	disclose the amount of option fees for any additional license or targets;

•	quantify the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;

•	disclose the expiration date; and

•	describe any termination provisions.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 95-96, which now include the information requested by the Staff, as applicable, regarding the exclusive license agreement with the University of Minnesota and all material license agreements. All agreements have been filed as exhibits to the Registration Statement.

May 6, 2021

Certain Relationships and Related Party Transactions

Policies and Procedures for Related Party Transactions, page 127

18.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 131-132, which now indicates the standards that will be applied in determining whether to approve any of the transactions described in the section.

Description of Capital Stock Registration Rights, page 131

19.	Please revise this section to disclose how many shares of your common stock will have registration rights following the consummation of the offering. Please also revise to disclose the terms of the demand and S-3 registration rights including the percentage of shares required to be held by demanding holders in order for a registration rights request to be valid, whether there is any minimum offering size and whether there is any limit on the number of registrations that you will be obligated to effect.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see pages 136-137, which now indicates how many shares of the Company’s common stock will have registration rights following the consummation of the offering, and also includes the information requested by the Staff, as applicable, regarding the terms of the demand and S-3 registration rights.

Financial Statements

Note 3. Discontinued Operations, page F-12

20.	In regards to the spin-out transaction which took place related to the Acellular Business with Reprise Biomedical, Inc. as well as the corresponding equity method investment held in Reprise Biomedical, Inc, please address the following:

•	Tell us what percentage of ownership you held in Reprise Biomedical, Inc. prior to the spin-out transaction, if any. We note that you owned 100% of the Acellular Business but it is not clear if you also had ownership in Reprise Biomedical, Inc. Please also tell us how you determined it was appropriate to record a gain on this equity investment as part of this transaction if you did not have an ownership interest in Reprise Biomedical, Inc. prior to the transaction; and

•	Disclose all the significant terms of the spin-out transaction in June 2019. For example, we note that you received proceeds from the sale of your Acellular business of $2.5 million based on your statement of cash flow for the year ended December 31, 2019.

May 6, 2021

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page F-12, which now indicates, (i) the percentage of ownership held in Reprise Biomedical, Inc. prior to the spin-out transaction, (ii) how the Company determined it was appropriate to record a gain on this equity investment as part of the transaction, and (iii) the significant terms of the spin-out transaction.

Note 13. Commitments and Contingencies, page F-22

21.	It is not clear based on your disclosures on page 112 whether you are currently subject to material legal proceedings. We remind you of the disclosure requirements of ASC 450 as applicable. For example, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred related to any matter, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see page F-22, which now includes a sub-heading discussing the Company’s legal disputes.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman

Enclosures

cc:         Jeff Ross, Miromatrix Medical Inc.

Steven Kennedy, Esq., Faegre Drinker Biddle & Reath LLP